FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 18, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

UZDUNROBITA OPTION AMENDMENT

MTS PRESS RELEASE. AUGUST 18, 2006

MOSCOW, RUSSIAN FEDERATION – AUGUST 18, 2006 – MOBILE TELESYSTEMS OJSC (“MTS” - NYSE: MBT), THE LARGEST MOBILE PHONE OPERATOR IN RUSSIA AND THE CIS, ANNOUNCES SIGNING AN AMENDMENT TO THE OUTSTANDING OPTION ON THE REMAINING 26% STAKE IN UZDUNROBITA.

The Company first acquired a 74% stake in Uzdunrobita for $121.0 million from two private companies in August 2004. As was announced at the time of the transaction, MTS also signed a three year put and call agreement with all the existing shareholders of the Uzbek company to purchase the remaining 26% stake for a minimum price of $37.7 million to become the sole owner of the company.

The amendment to the original option agreement eliminates the call option, yet extends the exercise period of the put option to July 14, 2008.  The purchase price for the put option will be determined by an international investment bank to be selected jointly by both parties within 10 days of the date of service of a put notice. These changes were made in accordance with the wishes of all sides to maintain and develop a mutually beneficial partnership as demonstrated by the strong results of Uzdunrobita.

Uzdunrobita is the largest mobile phone operator in Uzbekistan with approximately 894.8 thousand subscribers as of July 31, 2006. The company holds GSM licenses for the entire territory of the country.

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For further information, please contact:

Mobile TeleSystems, Moscow	tel: +7 495 223 2025
Investor Relations	e-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 65.72 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors,

WWW.MTS.RU

including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Leonid Melamed
	Name:	Leonid Melamed
	Title:	CEO

Date: August 18, 2006